SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Dominique Vercammen, Finance Manager	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777
Dominique.vercammen@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2003

Heverlee, Belgium — July 25, 2003 — ICOS Vision Systems Corporation NV (Nasdaq, Nasdaq Europe and Euronext : IVIS), a world leader in vision solutions, today announced its unaudited financial results for the second quarter ended June 30, 2003.

Revenues for the three months ended June 30, 2003 were € 9.8 million representing an increase of approximately 5% over first quarter revenues of € 9.3 million, and an increase of approximately 14% compared to the € 8.6 million reported for the second quarter of 2002. Income from operations for the second quarter of 2003 was € 0.9 million versus an operating income of € 0.8 million for the second quarter of 2002. Net income was € 0.5 million or € 0.05 per share, compared to a net loss of € 0.6 million or € 0.06 per share, for the second quarter of 2002.

Revenues for the six months ending June 30, 2003 were € 19.1 million compared to € 13.3 million for the same period in 2002. Income from operations for the first six months of 2003 was € 1.4 million compared to a loss from operations of € 0.9 million for the same period last year. Net income for the first six months of 2003 was € 0.7 million or € 0.07 per share, compared to a net loss of € 1.7 million or € 0.16 per share, for the first six months of 2002.

“Net income more than doubled in the second quarter on revenue growth of 5%, demonstrating the operating leverage inherent in our flexible manufacturing model,” said Anton De Proft, ICOS’ President and Chief Executive Officer. “In addition, ICOS continues to gain market share and expand its product portfolio, and we now count among our customers all of the major semiconductor manufacturers in the world. As a result, we have produced revenue growth for the last seven quarters even though market conditions have been weak.”

“Looking ahead, should the semiconductor market experience strong growth during the remainder of the year and into 2004 as industry analysts expect, we are prepared to ramp up quickly and realize even better results,” added De Proft. “In the capital equipment market, this upturn is expected to be lead by the back-end segment, ICOS’ main market. This market is showing signs of recovery based in part on such data as by the SEMI North American book-to-bill ratio, which has been above parity for the last five months, reaching 1.19 for the month of June (A book-to-bill ratio above one indicates a market which is expanding).”

“However, while we see evidence of improved market conditions at our customers, visibility remains limited. Based on the current order flow, we expect continued revenue growth and higher profitability in the third quarter,” concluded De Proft.

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment. ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the second quarter of 2003 and the balance of 2003, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF OPERATIONS according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	9,795	8,593	19,136	13,276
Cost of goods sold	4,229	2,722	8,425	4,818

Gross profit	5,566	5,871	10,711	8,458

Operating expenses:
Research & development	1,507	1,586	3,165	3,145
Selling, general & administrative	3,158	3,514	6,162	6,171
Total operating expenses	4,665	5,100	9,327	9,316

Income (loss) from operations	901	771	1,384	(858)

Other income (loss):
Interest income	37	78	77	235
Other income	41	13	85	28
Foreign currency exchange loss	(303)	(1,480)	(592)	(1,225)
Net other loss	(225)	(1,389)	(430)	(962)

Net income (loss) before taxes	676	(618)	954	(1,820)

Income taxes	174	(11)	208	(109)

Net income (loss)	502	(607)	746	(1,711)

Basic and diluted earnings per share	0,05	(0,06)	0,07	(0,16)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	June 30, 2003	December 31, 2002
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	28,959	25,880
Trade accounts receivable	8,578	7,625
Inventories	10,730	11,688
Prepaid expenses and other current assets	1,572	1,996

Total current assets	49,839	47,189

Net property and equipment	9,425	9,585
Other assets	5,272	5,378

Total Assets	64,536	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	3,508	1,170
Short term borrowings & current portion long term debt	371	619
Other current liabilities	4,150	4,214

Total current liabilities	8,029	6,003

Long term debt, excluding current portion	5,781	5,818
Other long-term liabilities	481	438

Total liabilities	14,291	12,259

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in-capital	22,317	22,317
Retained earnings	25,232	24,486
Accumulated other comprehensive loss	(534)	(140)

Total stockholders’ equity	50,245	49,893

Total liabilities and stockholders’ equity	64,536	62,152

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	502	(607)	746	(1,711)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	256	197	443	387
Deferred tax benefit	(79)	(228)	(236)	(390)
Stock-based compensation expense	0	171	0	370
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	578	(510)	(1,251)	(2,400)
Decrease in inventories	307	1,611	834	3,060
Decrease in prepaid expenses and other current assets	50	195	550	3,020
Decrease (increase) in other assets	85	378	77	(86)
(Decrease) increase in trade accounts payable	(106)	449	2,485	597
(Decrease) increase in other current liabilities	49	(1,471)	141	(1,428)
(Decrease) increase in other long-term liabilities	(14)	56	42	(6)

Net cash provided by (used in) operating activities	1,628	241	3,831	1,413

Cash flows from investing activities
Additions to property and equipment	(72)	(298)	(252)	(902)

Net cash used in investing activities	(72)	(298)	(252)	(902)

Cash flows from financing activities
Repayment of borrowings	(124)	0	(282)	(37)
Proceeds from borrowings	0	0	0	6,400
Lease payments	(1)	(2)	(3)	(3)

Net cash provided by (used in) financing activities	(125)	(2)	(285)	6,360

Increase (decrease) in cash and cash equivalents	1,431	(59)	3,294	6,871
Impact of exchange rate movements on cash	(80)	(33)	(215)	(27)
Cash and cash equivalents at beginning of period	27,608	27,588	25,880	20,652

Cash and cash equivalents at end of period	28,959	27,496	28,959	27,496

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 25, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President